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SEC FILE NUMBER
8-50424

SEC Mail Processing
APR 06 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Growth Partners Investment Banking

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

31 Flintlock Lane
(No. and Street)

Bell Canyon	CA	91307
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey R. Knakal	(818) 713-8000	jeff@growthpartners.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Growth Partners Investment Banking, as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

SEE ATTACHED JURAT

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on

this 30 day of MARCH, 2023, by
Date *Month* *Year*

(1) JEFFREY R. KNAKAL

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HAVANNAH STAR
Notary Public - California
Los Angeles County
Commission # 2416354
My Comm. Expires Sep 16, 2026

Place Notary Seal and/or Stamp Above

Signature ________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________________

Document Date: ________________ Number of Pages: ________________

Signer(s) Other Than Named Above: ________________

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Growth Partners Investment Banking

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Growth Partners Investment Banking (the "Company") as of 12/31/2022, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 12/31/2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas

March 8, 2023

We have served as the Growth Partners Investment Banking's auditor since 2019.

2.) Financial Statements

Growth Partners Investment Banking

For the Year-Ended December 31, 2022

Statement of Financial Condition

As of December 31, 2021

Current Assets	
Cash	$106,582
Accounts Receivable	8,399
Total Current Assets	**114,981**
Other Assets	0
TOTAL ASSETS	**114,981**
Current Liabilities	
Accrued Expenses	7,237
Total Current Liabilities	**7,237**
Total Liabilities	7,237
Equity	
Paid in Capital	424,423
Retained Earnings	4,843,351
Dividends	(5,160,030)
Total Equity	**107,744**
TOTAL LIABILITIES & EQUITY	**$114,981**

The accompanying notes are an integral part of these financial statements.

Growth Partners Investment Banking

For the Year-Ended December 31, 2022

Statement of Operations

Revenue	
Total Revenue	$288,402
Gross Profit	288,402
General & Administrative Expenses	
(See Schedule A)	(146,223)
Net Income	**$142,179**

SCHEDULE A

Operating Expenses

Administrative	$3,500
Bank Fees	1,841
Communications	4,192
Consulting	7,845
Donations	2,824
Employee Benefit	26,131
Maintenance & Upgrades	1,833
Marketing Program	12,312
Operating Expenses	16,465
Postage	321
Printing	478
Professional Fees	7,779
Promotion Expense	5,529
Regulatory & License Fees	2,431
Rent	1,000
Research & Information	6,323
Salary	15,000
Supplies	6,744
Tax Expense	5,332
Transportation	7,982
Travel	6,861
Unallocated Amex	3.500
Total Expenses	**$146,223**

The accompanying notes are an integral part of these financial statements.

Growth Partners Investment Banking

For the Year-Ended December 31, 2022

Statement of Cash Flows

Cash Flow From Operating Activities

Net Income	$142,179
Total Cash Provided From Operating Activities	**142,179**

Cash Flow From Financing Activities

Decrease in Accounts Receivable	6,601
Increase in Accrued Expense	7,237
Capital Distributions	(296,827)
Total Cash (Used) in Financing Activity	**(282,989)**

Net (Decrease) in Cash	**(140,810)**
Cash: Beginning of Period	$247,392
Cash: End of Period	$106,582

The accompanying notes are an integral part of these financial statements.

Growth Partners Investment Banking

For the Year-Ended December 31, 2022

Statement of Changes in Ownership Equity

	FY21	Changes	FY22
Paid in Capital	424,423	0	424,423
Retained Earnings	4,701,172	142,179	4,843,351
Dividends	(4,863,203)	(296,827)	(5,160,030)
Total Net Equity	**262,392**	**(154,648)**	**107,744**

The accompanying notes are an integral part of these financial statements.

Financial Statement Notes

THE COMPANY: Growth Partners, Inc., dba Growth Partners Investment Banking was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, the previous DBA of Growth Partners, The Growth Group, became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA. The Firm is engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, Growth Partners provides advisory services to companies seeking to, purchase another company, or sell in whole or part. All of the transaction activity pertains to the institutional marketplace. At times and based on M&A activities, the firm will provide advisement to companies seeking to raise debt capital or equity capital from the institutional marketplace. Growth Partners does not, and is not: 1) engaging in the underwriting of securities transactions including private placements, 2) conducting any activity with high net-worth individuals, 3) having or maintaining customer accounts or funds of any type, and 4) anything but an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS: This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES: The Firm does not maintain any liabilities since all expenses are paid in cash as incurred other than certain accrued expenses, and no revolving debt or line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY: This account fully reconciles to the past and present capital investment and operating activities of the Firm, and is an accurate expression of an accrual-based Shareholders Equity.

Note: A: - ACCOUNTING INFORMATION SUMMARY

Organization: As noted in above, Growth Partners, (the Company) was incorporated in the State of New Jersey effective December, 1994, and became registered as a Foreign Corporation in the State of California on April 1, 1998. The Company has adopted a calendar year end, and is constituted as a Sub-Chapter S Corporation. In addition, the firm became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA, engaged in only merger and acquisition advisory services.

Description of Business: The Company is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA, no longer operating under **SEC Rule 15c3-3(k)(2)(i)**, which provides an exemption because of "Special Account for the Exclusive Benefit of Customers" based on FINRA's request on November 10, 2020, resulting in a change to the firm's Membership Agreement. The Firm provides merger and acquisition advisement to middle market, and lower middle market companies (typically companies with revenues exceeding $10m and Adjusted EBTIDA exceeding $2m) seeking to purchase another company, or sell its ownership in whole or part. All of the transaction activity pertains to the institutional marketplace. At times, the firm will provide advisory services to companies seeking to raise debt capital or equity capital for M&A purposes from only the institutional marketplace.

Basis of Accounting: The financial statements of the company have been prepared on an accrual basis of accounting, and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents: The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Financial Statement Notes (continued)

Accounts Receivable – Recognition of Bad Debt: The company considers the receipt of client payments to be fundamentally highly uncertain. This is based on clients typically seeking material modifications to contracts related to the deferral, sequencing and the non-payment of monies due.

Revenue Recognition: The company adopted ASU 2014-09, Revenue from Contracts with Customers (codified in ASC 606). The company recognizes revenue when services are rendered to clients based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with a client. To determine the amount and timing of revenue recognition, the company must, and the company does: 1) identify the contract with a client, 2) identify the performance obligations in the contract, 3) determine the amount or transaction price, 4) allocate the amount or transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the company satisfies a performance obligation.

The company is entitled to receive hourly fees, project-based fixed fees and/or contingent or success related transaction fees associated with both consultative work and/or transactional related work. For each client engagement or contract, the company will specify the scope of work and the related fees, all of which are non-refundable. The fees are recognized and recorded when the company has already rendered the services as specified in the contract with the client.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates: The preparation of financial statements based on accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations: Revenue concentrations exist as a function of the company's limited business of consultative advisement and advisory services to companies seeking merger & acquisition advisement.

Income Taxes: The Company is a limited liability company that has elected, with the consent of its shareholder, to be taxed under the Internal Code as an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Note B: - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note C – RELATED PARTY ITEMS

Rent: The Company has a month-to-month lease arrangement with its sole-owner and sole-officer. The agreement is immediately terminable without penalty, and the payment of rent is flexible and related to the performance of the firm and the discretion of the payee. For the year ended December 31, 2022, rent expense totaled only $1,000 as this was primarily related to the impact of Covid-19.

Financial Statement Notes (continued)

Expense Sharing: The company has an expense sharing agreement with its sole-owner and sole-officer. The agreement specifies the applicable share of certain operating expenses paid by the firm. Payment is made for each month of the year. Total expense sharing related expenses for the year-ended December 31, 2022, totaled $16,465. There is no other related party monies owed or due.

Note D: – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(i) even though the company is no longer claiming the exemption as required by FINRA.

Note E: - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. For fiscal 2022, the Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reported less than $500,000 in gross revenue in fiscal 2022.

Note F: NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services or resources to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to 1) identify the contract(s) with a customer, 2) identify the performance obligations of the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation as described above. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenue from engagement agreements with clients are originated from advisory work products and/or transaction related workshares, and pertain to Inception Fees, Hourly Fees and Success Fees. This compensation is recognized at the point in-time when the Company's performance, under the terms of the contractual arrangement, has been undertaken or completed, which usually is at the close of a project.

Note H: - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 8, 2023, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that would have a material impact on its financial statements.

3.) Supplementary Information

Computations

Pursuant to SEC Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2022

Growth Partners Investment Banking

For the Year-Ended December 31, 2022

Computation of Net Capital

A. Computation of Net Capital

Total Stockholder's Equity	$	107,744
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	8,399
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	99,345

B. Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	483
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	94,345

C. Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	7,237
Percentage of Aggregate Indebtedness to Net Capital		7.28%

D. Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2022	$	107,744
Adjustments		
Increase (Decrease) in Equity	$	-
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	(8,399)
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	99,345
Reconciled Difference	$	-

4.) Supplementary Information Statements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2022

Statement Related to Uniform Net Capital Rule

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2022

The Company is a member of the FINRA and is subject to the SEA Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of **$99,345** which was $94,345 in excess of its required net capital of $5,000. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, calculate its net capital requirement under the alternative reserve requirement method.

Growth Partners Investment Banking

For the Year-Ended December 31, 2022

Statement Related to Material Inadequacies

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2022

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5.

Statement Related to the Agreed Upon Procedures Report

(SIPC Reconciliation)

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

SEA Rule 17a-5(e)(4) requires registered broker-dealers not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. This Supplemental Section does not include an Agreed Upon Procedures Report relevant to SIPC membership because the firm's gross revenue was less than $500,000 for fiscal 2021.

5.) Supplementary Auditor's Review on Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2022

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-Ended 12/31/2022

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

No Exemption: Footnote 74 of SEC Release No. 34-70073

Jeffrey Knakal
Growth Partners Investment Banking
31 Flintlock Lane
Bell Canyon, CA 91307

Dear Jeffrey Knakal:

We have reviewed management's statements, included in the accompanying Representation Report of Exemptions, in which Growth Partners Investment Banking has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant to Footnote 74 of SEC Release No. 34-70073 and that Growth Partners Investment Banking does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Growth Partners Investment Banking does not carry accounts of customers and Growth Partners Investment Banking does not carry proprietary accounts as defined in Rule 15c3-3. Growth Partners Investment Banking stated that it has met the requirements to operate pursuant to Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year without exception, or, with exception as noted in the Representation Letter of Exemption. Growth Partners Investment Banking's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Partners Investment Banking's compliance with its operations as such pertain to its operations under Footnote 74 of SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 8, 2023

6.) Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2022

GROWTH PARTNERS

Investment Banking Perfected

Los Angeles
5023 North Parkway Calabasas
Calabasas, California 91302

T 818-713-8000
Jeff@GrowthPartners.Net
www.GrowthPartners.Net

Exemption Report

December 31, 2022

Growth Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does <u>not</u> claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3- 3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to merger & acquisitions.

I, Jeffrey R. Knakal, swear to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Jeffrey R. Knakal
President